EGM Website Q&A

Filed by Fresenius Medical Care AG & Co. KGaA

(Registration No.333-271081), pursuant to

Rules 165 and 425 under the

Securities Act of 1933, as amended

Under the U.S. Securities Act of 1933, as amended (the Securities Act), these Frequently asked questions may be deemed to be offering material of Fresenius Medical Care AG & Co. KGaA (the Company). The Company has filed a registration statement on Form F-4 under the Securities Act with the U.S. Securities and Exchange Commission (the SEC), Registration No, 333-271081, including an information statement/prospectus constituting a part thereof. SHAREHOLDERS AND ADR HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC, INCLUDING THE INFORMATION STATEMENT/PROSPECTUS THAT IS PART OF THE REGISTRATION STATEMENT, AS THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED CONVERSION DESCRIBED THEREIN. The final information statement/prospectus will be disseminated to FME shareholders and ADR holders. Shareholders may obtain a free copy of the disclosure documents (when they are available) and other documents filed by FME with the SEC at the SEC’s website at www.sec.gov or from Fresenius Medical Care AG & Co. KGaA, Attention: Investor Relations, Else-Kröner-Strasse 1, 61352 Bad Homburg v.d.H., Germany.

EGM Website Q&A

Extraordinary General Meeting, July 14th, 2023

Frequently asked questions

The following general questions for the Extraordinary General Meeting (EGM) of Fresenius Medical Care AG & Co. KGaA (the Company) on July 14th, 2023 are answered here. However, only the Invitation to the EGM and the documents and information referenced in the Invitation to the EGM are legally binding under applicable German law.

Formal documents:

http://www.freseniusmedicalcare.com/en/agm/

www.freseniusmedicalcare.com/en/news/change-of-legal-form

https://www.sec.gov/ – for Form F-4 (File No 333-271081)

Fresenius Medical Care AG & Co. KGaA’s shareholders and ADR holders are therefore strongly advised to read the formal and related documents provided.

Participation

1.	When and where is the EGM being held?

The EGM is to be held as a physical meeting on Friday, July 14th, 2023 at 10:00 hours Central European Summer Time (CEST) at the Congress Center Messe Frankfurt, Ludwig-Erhard-Anlage 1, 60327 Frankfurt am Main, Germany.

2.	What is the EGM timetable?

Shareholders must register for the EGM in text form in the German or the English language by the end of July 7th, 2023 (24:00 hours CEST), at the latest, at one of the following contact options:

Fresenius Medical Care AG & Co. KGaA

c/o Computershare Operations Center

80249 Munich

Germany

or e-mail: anmeldestelle@computershare.de

also providing at that time evidence of their entitlement to participate at the EGM and to exercise voting rights. As evidence of their entitlement to attend the EGM and to exercise their voting right, shareholders must, by the end of July 7th, 2023 (24:00 hours CEST), at the latest, provide evidence of their shareholding issued by the ultimate intermediary (usually their depositary institution) in text form in the German or the English language to the aforementioned address referring to the beginning of June 23rd, 2023 (00:00 hours CEST) (“Evidence Date”); evidence pursuant to section 67c (3) AktG is sufficient.

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ADR holders will generally submit their voting instructions to The Bank of New York Mellon, in its capacity as Depositary Bank. The Bank of New York Mellon will distribute to ADR holders (a) a notice informing ADR holders of the electronic availability of the EGM invitation and agenda, and other materials referred to in the agenda, and (b) a voting instruction card for ADR holders. Voting instructions must be received by The Bank of New York Mellon by July 3rd, 2023 (prior to 12:00 hours (noon) (EDT)) (UTC = EDT plus four hours) at the latest. Persons whose ADR are held of record by banks, brokers or other intermediaries may be required to provide their voting instructions through their intermediaries, who will in turn forward such instructions to the Depositary Bank.

3.	Where can I find more information?

Further information can be found at www.freseniusmedicalcare.com/en/agm/. The information statement/prospectus will also be available for download on the SEC website at www.sec.gov.

4.	Can I attend the meeting online?

The EGM is being held as a physical meeting and therefore to participate and to exercise your shareholder rights in the EGM, including the exercise of voting rights, you need to attend or be represented at the EGM. Admission tickets will be sent to shareholders after receipt of their registration and evidence of shareholdings has been received. Shareholders using custodian banks should complete the admission ticket order form as early as possible to ensure timely receipt of the admission ticket.

The chairperson of the meeting is expected to arrange that all shareholders of the Company and interested members of the public can follow the introductory statement of the chairperson of the meeting and the speech of the chairperson of the management board of the General Partner live in the internet in video and audio from 10:00 hours CEST on the day of the EGM. In this case, unrestricted access to the live broadcast will be made available via the website: www.freseniusmedicalcare.com/en/agm/.

5.	Will I be able to ask questions at the meeting?

You may ask questions at the meeting. Upon request, you will receive information to the extent necessary for a proper evaluation of the agenda item.

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Conversion

6.	Why is the EGM being held?

The purpose of the EGM is that the shareholders resolve on the conversion of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien, KGaA) into a stock corporation (Aktiengesellschaft, AG) with the company name “Fresenius Medical Care AG”. Such resolution includes a number of subitems forming part of the conversion resolution, including inter alia the articles of association of Fresenius Medical Care AG, the share capital and shares, authorized and conditional capital, the continued validity of resolutions of the general meeting of Fresenius Medical Care AG & Co. KGaA, and the right of Fresenius SE & Co. KGaA to appoint shareholder representatives to the supervisory board of Fresenius Medical Care AG (Entsendungsrecht). Furthermore, shareholders resolve on the election of four members of the supervisory board of Fresenius Medical Care AG as well as on the confirmation of the election of the auditor and group auditor for fiscal year 2023 as well as the auditor for the potential review of the half-year financial report for fiscal year 2023 and other interim financial information. Please refer to the Invitation to the EGM for a full list of resolutions to be resolved by the shareholders.

7.	What percentage approval is required to pass the resolutions?

The resolution on the conversion of the Company from a partnership limited by shares (Kommanditgesellschaft auf Aktien, KGaA) into a stock corporation (Aktiengesellschaft, AG) with the company name “Fresenius Medical Care AG” requires a qualified majority of 75% of the share capital represented at the time of the vote. Approval of the resolutions on the election of four members of the supervisory board of Fresenius Medical Care AG as well as on the confirmation of the election of the auditor and group auditor for fiscal year 2023 as well as the auditor for the potential review of the half-year financial report for fiscal year 2023 and other interim financial information require a simple majority of the votes cast.

8.	Why is Fresenius Medical Care changing from a KGaA to AG legal form?

•	Simplification of corporate governance: The Company does not have its own management board to date. Its business is instead managed by its General Partner. The General Partner, in turn, has a management board, a supervisory board and a general meeting. In addition, the Company has a supervisory board and a general meeting. After the conversion of the Company into a stock corporation, the Company will only have the three statutory bodies of a stock corporation, i.e. a management board, a supervisory board and a general meeting. Thus, the conversion would lead to a significant simplification of the legal and factual regulatory framework for the management and supervision of the Company (corporate governance).

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•	Improvement of decision-making processes: Currently, a significant amount of time and resources is spent on aligning decisions at the level of the Company and the FME Group with the interests of Fresenius Group. After the conversion of the Company into a stock corporation, decisions can be made with a clearer focus on the interests of FME Group. By reducing the need for coordination between the FME Group and the Fresenius Group, management resources would also be freed up. This may lead to more efficient and faster operational decisions.

•	Increase of the influence of the shareholders in their entirety on the composition of the Company’s management: Up to now, the Company has been managed by the management board of the General Partner, whose members are appointed by the supervisory board of the General Partner. The Company’s supervisory board, whose members are elected by the Company’s shareholders at the general meeting, has no influence on the composition of the management board of the General Partner. After the conversion of the Company into a stock corporation, the Company’s supervisory board will appoint the members of the management board. Since the Company’s general meeting will elect four of the six shareholder representatives on the Company’s supervisory board in the future, the entirety of the Company’s shareholders will have more influence on the composition of the Company’s management.

•	Improving the independent determination of the Company’s financing strategy: In recent years, it was necessary for the Company to align in particular its financing strategy with the interests of the Fresenius Group. The conversion of the Company into a stock corporation would presumably provide the Company with more flexibility in this respect.

A detailed description of the legal and economic consequences as well as the future shareholding of the shareholders in the Company in the new legal form of a stock corporation is included in the conversion report. This report will be available for inspection by the shareholders at the offices of the Company as of the convening of the EGM. Upon request, each shareholder will receive a copy of the conversion report without delay and free of charge. The conversion report will also be available on the website of the U.S. Securities and Exchange Commission, www.sec.gov, on the Company’s website at www.freseniusmedicalcare.com/en/agm/ as of the convening of the EGM and also during the EGM and will also be available for inspection by the shareholders at the EGM on July 14th, 2023.

9.	What is the difference between today’s Fresenius Medical Care AG & Co. KGaA and future Fresenius Medical Care AG?

The current KGaA structure ensures the controlling influence of Fresenius SE & Co. KGaA although it holds only around 32.2% of the Company’s shares. This is based on Fresenius SE & Co. KGaA being the sole shareholder of the Company’s General Partner, Fresenius Medical Care Management AG, and thus appointing the supervisory board of Fresenius Medical Care Management AG. The supervisory board of Fresenius Medical Care Management AG in turn appoints the management board members of Fresenius Medical Care Management AG, who are responsible for the management of the Company. In contrast, the Company’s supervisory board, which is appointed by the Company’s general meeting, has no influence on the appointment of the management board members of Fresenius Medical Care Management AG.

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The AG is the most common legal form among listed companies in Germany. It is broadly recognized by international investors due to its clear and predominantly mandatory legal structure. Fresenius Medial Care AG will have the three mandatory corporate bodies of an AG, i.e. management board, supervisory board and general meeting. The competences and responsibilities of these corporate bodies are determined by the German Stock Corporation Act, the new articles of association of the AG and the rules of procedure for the management board. After the conversion, the management board members of the AG will be appointed by the supervisory board of the AG. Hence, the entirety of the Company’s shareholders will in future have more influence on the composition of the Company’s management.

For more information on the specific differences between KGaA and AG, please refer to Section 6.2 of the conversion report.

10.	Why will there be new supervisory board directors?

After conversion to an AG, the Company will be required to have a supervisory board composed of six shareholder representatives and six employee representatives. The requirement of employee representatives will come into effect upon effectiveness of the change of legal form for the first time. Since the composition of the Company’s supervisory board will therefore be different in the future, the offices of the supervisory board members of Fresenius Medical Care AG & Co. KGaA will terminate by law upon the conversion taking effect by registration with the commercial register. All shareholder representatives of the supervisory board of Fresenius Medical Care AG must therefore be newly appointed.

Four of the shareholders’ representatives must be elected at a general meeting and two will be appointed by Fresenius SE & Co. KGaA in accordance with rights granted to Fresenius SE & Co. KGaA in the articles of association of Fresenius Medical Care AG.

Two of the proposed nominees to be elected are new to the Company and two are current members of the Company’s supervisory board; the two nominees to be appointed by Fresenius SE & Co. KGaA are current members of the General Partner’s supervisory board.

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11.	Will Fresenius SE & Co. KGaA’s shareholding in the Company change?

As a result of the Company’s conversion from KGaA to AG, there will be no change in the shareholding of any shareholder in the Company, including Fresenius SE & Co. KGaA.

Shareholders/ADR holders’ rights

12.	What happens to my shares?

Your shares will be redesignated as a holding in Fresenius Medical Care AG. You do not need to take any action.

13.	What happens to my ADRs?

When the change of legal form becomes effective, ADRs representing the right to receive shares of the Company will, thereafter, represent the right to receive shares of Fresenius Medical Care AG. The terms of the ADRs after conversion are expected to be substantially identical. Each ADR will continue to represent an ownership interest in one-half of a share of Fresenius Medical Care AG.

The Depositary, however, may, require ADR holders to submit their ADRs and distribute new ADRs that identify shares in Fresenius Medical Care AG as the securities the ADRs represent. In the event the Depositary elects to do so, holders of the Company ADRs will be notified by the Depositary and provided with instructions to carry out such an exchange.

Further enquiries should be addressed to the Depository:

Email:
shrrelations(at)cpushareownerservices.com

Website:
www.mybnymdr.com

Tel.: +1 888-269-2377 (toll-free number in the U.S.)

Tel.: +1 201 680 6825 (international)

14.	What action do I need to take to preserve my investment?

You do not need to take any action to remain invested in Fresenius Medical Care.

15.	Will I suffer tax consequences?

Neither the Company nor our shareholders would recognize a gain or loss as a result of the conversion under either German or U.S. federal tax law. Each ADR holder should consult its own tax advisors with respect to the particular German and U.S. federal income tax consequences of the conversion.

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16.	Do any of my rights change around dividends?

There will be no change to your dividend rights as a shareholder.

Next steps after the EGM

17.	What is the timetable for the conversion?

Following the approval of the resolutions at the EGM, necessary administrative, compliance and regulatory steps will be undertaken. Completion and conversion to an AG are expected by the end of 2023.

18.	What happens if the resolution on the conversion of the Company does not pass?

If the resolution on the conversion of the Company into the legal form of a stock corporation does not pass, the current KGaA structure will continue, although the Company may consider proposing the conversion again in the future. The advantages of the conversion described in answer 8 above will not be realized. The members of the Company’s supervisory board and of the General Partner’s supervisory board and the General Partner’s management board, will continue in office. Free float shareholders will maintain the same rights as they already have.

19.	What happens if I do nothing?

There will be no change to your share ownership. Depending on the outcome of the votes, you will continue with your present shareholding in Fresenius Medical Care AG or Fresenius Medical Care AG & Co. KGaA, if the resolution on the conversion of the Company does not pass.